SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 28, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communication
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 - 70
BOARD OF TRADE 53.3.0000581 - 8

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF BRASIL
TELECOM PARTICIPAÇÕES S.A. HELD ON AUGUST 28, 2008.

On August 28, 2008, at 10.00 a.m., the members of the Board of Directors of Brasil Telecom Participações S.A. (the  “Company”),  Sergio  Spinelli  Silva  Junior,  Pedro  Paulo  Elejalde  de  Campos,  Elemér  André  Surányi,  Kevin Michael Altit, José Luiz Guimarães Junior, and Ricardo Ferraz Torres, met at the Company`s office, at SIA SUL – ASP, Lote “D”, Bloco “B”, Brasília/DF, and unanimously approved the following subjects: (i) corporate restructuring of the internet group companies, (ii) opening of a subsidiary in Colombia, and (iii) appointment of a new  trustee  and  subsequent  termination  and  settlement of  the  Irrevocable  Trust  Agreement  and  Declaration, dated  September 5,  2003  and  amendments  thereto. I  hereby  certify  that  the  aforementioned  resolution  was extracted from the minutes registered in the Company’s Minute Book of the Board of Directors’ Meetings.

Brasília, August 28, 2008.

Filipe Laudo de Camargo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.